SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Availability of over 35,000 sq km of

Broadband High-Resolution Images

across the Northern Viking Graben

Paris, France – 21 November 2017

CGG announced today delivery of the final time-processed data from its Northern Viking Graben multi-client 3D BroadSeis™-BroadSource™ survey. This new product offers exploration companies over 35,000 sq. km of state-of-the-art subsurface images across the Norwegian Northern North Sea.

The Northern Viking Graben survey was acquired from 2014-2016 after receiving strong industry support in this area of high exploration activity. This vast new broadband seismic data set provides contiguous and uniform coverage over this highly productive area of the Norwegian Continental Shelf (NCS). It offers the industry a powerful tool for further exploration in this mature region, where significant accumulations of hydrocarbons are still being discovered in the established Jurassic plays, and new plays are also emerging, as demonstrated by the Cara discovery last year. High-resolution imaging of the shallow stratigraphy and improved imaging below the Base Cretaceous Unconformity deliver more accurate interpretation of potentially prospective reservoirs at all levels.

Base Cretaceous Unconformity interpreted from the Northern Viking Graben multi-client survey.

Processed with CGG’s latest broadband subsurface imaging technologies, the resulting high-resolution images are state-of-the-art, delivering a structurally continuous “backbone” for CGG’s Northern Viking Graben JumpStart™ geoscience package integrating key geological and geophysical data.

Jean-Georges Malcor, CEO, CGG, said: “The Northern North Sea is one of the world’s most prolific hydrocarbon provinces and is expected to hold significant remaining resources. CGG’s expansive Northern Viking Graben data set creates a new baseline for future activity in the region, benefitting players at all E&P stages, from early exploration to development and production.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 21st, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer